Midas, Inc. and Subsidiaries



MIDAS, INC. "MDS" (Delaware)
Midas International Corporation "MIC" (Delaware)
Cosmic Holdings LLC (Delaware)
Midas Illinois, Inc. (Illinois)
Midas Realty Corporation ("MRC") (Delaware)
Muffler Corporation of America (Illinois)
Midas International Corporation (Wyoming)
Progressive Automotive Systems, Inc. (Delaware)
Midas Canada Holdings Limited (Canada)
Midas Properties, Inc. (New York)
Midas Canada, Inc. (Canada)
Midas Realty Corporation of Canada, Inc. (Canada)